AKAMAI TECHNOLOGIES, INC.
150 Broadway
Cambridge, MA 02142

April 5, 2017

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Kindelan

Re: Akamai Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2016
File No. 000-27275

Ladies and Gentlemen:
This letter is being submitted in connection with the letter dated March 31, 2017 (the “Letter”) from Kathleen Collins, on behalf of the staff of the Securities and Exchange Commission, to Akamai Technologies, Inc. (“Akamai”). Akamai intends to submit our response to the Letter on or before April 28, 2017. If you have any questions or need additional information, please call me at 617-444-4698.

Very truly yours,

/s/ James H. Hammons, Jr.

James H. Hammons, Jr.
VP and Assistant General Counsel

cc: James Benson
Chief Financial Officer